SO 4/2/04

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04016974

...TATES
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..., D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42545

RECEIVED MAR 2 9 2004 PROCESSING SECTION 187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Walton Johnson & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

CityPlace Center, Suite 2070, 2711 N. Haskell Ave., LB #26
(No. and Street)

Dallas	Texas	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Walton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walton Johnson & Company, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELONIA Y. TAYLOR
Notary Public, State of Texas
My Commission Expires 10-08-05

Notary Public

Signature

CEO
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WALTON JOHNSON & COMPANY

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

WALTON JOHNSON & COMPANY

CONTENTS

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Walton Johnson & Company

We have audited the accompanying statement of financial condition of Walton Johnson & Company, as of December 31, 2003 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walton Johnson & Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 22, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

WALTON JOHNSON & COMPANY
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 138,361
Receivable from brokers and dealers	20,326
Other receivables	27,556
Clearing deposit	50,398
Receivable from Parent	1,310,035
Total Assets	$ 1,546,676

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable - trade	$ 15,116
Payable to affiliates	54,500
Total liabilities	69,616
Stockholder's equity:	
Common stock, 100,000 shares authorized, no par value, 10,000 shares issued and outstanding	2,124,101
Retained earnings (deficit)	(647,041)
Total stockholder's equity	1,477,060
Total Liabilities and Stockholder's Equity	$ 1,546,676

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY

Statement of Income

For the Year Ended December 31, 2003

Revenues:		
Advisory and other fees	$	964,134
Commissions		603,805
Interest income		674
Total revenues		1,568,613
Expenses:		
Management fee to Parent		595,052
Other expenses		353,423
Clearance paid other brokers		37,178
Realized trade losses		377
Registration fees		3,129
Total expenses		989,159
Net income (loss) before income taxes		579,454
Total income tax expense		231,782
Net Income (Loss)	$	347,672

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Shares	Common Stock	Retained Earnings (Deficit)	Total
Balance at beginning of year	10,000	$ 2,124,101	$ (994,713)	$ 1,129,388
Net income (loss)	--	--	347,672	347,672
Balance at end of year	10,000	$ 2,124,101	$ (647,041)	$ 1,477,060

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2003

Balance at December 31, 2002	$	--
Increases		--
Decreases		--
Balance at December 31, 2003	$	--

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities	
Net income (loss)	$ 347,672
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
(Increase) decrease in accounts receivable	(538)
Increase (decrease) in accounts payable	7,318
Net cash provided by operating activities	354,452
Cash flows from investing activities	
Loans to Parent	(313,903)
Net cash (used) by investing activities	(313,903)
Cash flows from financing activities	
Loans from affiliate	15,000
Net cash provided by financing activities	15,000
Net increase in cash and cash equivalents	55,549
Cash and cash equivalents at beginning of year	82,812
Cash and cash equivalents at end of year	$ 138,361
Supplemental Disclosures	
Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Business Activity

Walton Johnson & Company (the "Company"), a wholly-owned subsidiary of The Walton Johnson Group, Inc. (the "Parent"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are to be handled by a clearing broker-dealer. Receivables from broker-dealers are from the clearing broker-dealer.

The Company acts as a broker-dealer for municipal, government and corporate bonds and equity securities as well as an investment advisor to its clients. The Company's clients are located primarily within the state of Texas.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less not held for sale in the ordinary course of business as cash equivalents for purposes of the statement of cash flows.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

Customer's securities transactions are reported on a settlement date basis with related commission and income and expense reported on a settlement date basis. The amounts recorded for commission and income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Note 1 - Summary of Significant Accounting Policies, continued

Advisory Fees

Advisory fees include fees earned from providing financial advisory services. Such fees are recorded at the time the services are rendered and the income is reasonably determinable.

Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. The Company recognized no bad debt expense for the year ended December 31, 2003.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. There were no material timing differences during 2002 other than benefits associated with net operating loss carryforwards.

Note 2 - Related Party Transactions

The Parent provides the Company with ancillary administrative services and office space.

As of December 31, 2003, the Company had advanced the Parent $1,310,035 on unsecured, non-interest bearing basis and had borrowed $54,500 from an affiliate on an unsecured, non-interest bearing basis.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of

Note 3 - Net Capital Requirements, continued

approximately $111,469 and net capital requirements of $100,000. The ratio of aggregate indebtedness to net capital was .62 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Income Taxes

The Company is included in the consolidated Federal income tax return of the Parent.

The income tax expense of the Company during 2003 was comprised of the following:

Federal tax expense at expected rates	$ 205,707
State tax expense	26,075
Provision for income tax benefit	$ 231,782

Note 6 - Walton Johnson Group, Inc. 401(k) Plan

The Company participates in a salary reduction plan under the provisions of Section 401(k) of the Internal Revenue Code sponsored by the Parent. The plan covers substantially all full-time employees who have completed three months of service with the Company. The Company will contribute a matching contribution equal to 70% of the salary reduction elected by each employee up to a maximum of 6% of annual salary. The Company may also decide to make nonelective contributions to the plan. The Company's matching contributions to the plan for 2003 was $5,553.

Note 7 - Concentration Risk

The Company maintained cash balances during the year in excess of amounts insured by the Federal Depository Insurance Corporation.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on unsettled trades. Management of the Company has not been notified by the clearing broker-dealer, nor are they otherwise aware of any potential losses related to this indemnification though December 31, 2003.

Note 9 - Subsequent Event

On March 19, 2004, the NASD requested that the Company file notice with the SEC and NASD of a net capital violation that initially occurred during January, 2004. The net capital violation was cured during February, 2004.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2003

Schedule I

WALTON JOHNSON & COMPANY
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 1,477,060
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		1,477,060
Deductions and/or charges		
Non-allowable assets:		
Unallowable receivables	$ 27,556	
Receivable from Parent	1,310,035	
Excess fidelity bond deductible	23,000	
Other	5,000	(1,365,591)
Net capital before haircuts on securities positions		111,469
Haircuts on securities		-0-
Net capital		$ 111,469

AGGREGATE INDEBTEDNESS

Accounts payable	$ 15,116
Payable to affiliate	54,500
Total aggregate indebtedness	$ 69,616

Schedule I (continued)

WALTON JOHNSON & COMPANY
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,641
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 11,469
Excess net capital at 1000%	$ 104,507
Ratio: Aggregate indebtedness to net capital	.62 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 to the Company's computation.

Net capital per Company's (unaudited) Focus II	$ 166,143
Decrease due to additional non-allowable asset	(54,500)
Other	(174)
Net capital per audited financial statements	$ 111,469

Schedule II

WALTON JOHNSON & COMPANY
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Walton Johnson & Company

In planning and performing our audit of the financial statements and supplemental information of Walton Johnson & Company (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 22, 2004

NASD

February 27, 2004

Walton John & Company
2711 Haskell Avenue, Lockbox 26
Cityplace Center, Suite 2070
Dallas, TX 75204
Attn.: Jack Gracheck

Re: Filing of Annual Audit Report for Walton John & Company
For the year ending December 31, 2003

Ladies and Gentlemen:

This is in response to your letter of February 24, 2004, in which you requested an extension until March 29, 2004 for the filing of the audit report specified in SEC Rule 17a-5(d). Based upon the representations presented, this is to advise you that your extension request is granted and such reports will be due on March 30, 2004. If you have any questions, please let me know.

Sincerely,

Virginia F.M. Jans
Associate Vice President and Director

/jw

cc: Eleanor Sabalbaro – Member Regulation Programs

RECEIVED
MAR 01 2004
BY:

Dallas District Office
12801 North Central Expressway
Suite 1050
Dallas, TX
75243-1778

tel 972 701 8554
fax 972 716 7646
www.nasd.com